Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Securities Linked to SX5E

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	EURO STOXX 50® Index (ticker: "SX5E")
Pricing date:	February 23, 2022
Valuation dates:	Annually, beginning approximately one year after issuance
Maturity date:	February 26, 2027
Automatic early redemption:	If on any valuation date the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the applicable premium
Premium:	At least 7.80%* per annum
CUSIP / ISIN:	17330ACX8 / US17330ACX81
Final barrier value:	70% of the initial underlying value
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Payment at maturity (if not autocalled):	• If the final underlying value is greater than or equal to the initial underlying value: $1,000 + the premium applicable to the final valuation date • If the final underlying value is less than the initial underlying value but greater than or equal to the final barrier value: $1,000 • If the final underlying value is less than the final barrier value: $1,000 + [$1,000 × the underlying return] If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated January 31, 2022

* The actual premium will be determined on the pricing date.
** The hypotheticals assume that the premium will be set at the lowest value indicated in this offering summary.

Hypothetical Interim Payment per Security**

Valuation Date on which Closing Value Exceeds Initial Underlying Value	Premium	Hypothetical Redemption
March 3, 2023	7.80%	$1,078.00
May 23, 2023	9.75%	$1,097.50
August 23, 2023	11.70%	$1,117.00
November 23, 2023	13.65%	$1,136.50
February 23, 2024	15.60%	$1,156.00
May 23, 2024	17.55%	$1,175.50
August 23, 2024	19.50%	$1,195.00
November 25, 2024	21.45%	$1,214.50
February 24, 2025	23.40%	$1,234.00
May 23, 2025	25.35%	$1,253.50
August 25, 2025	27.30%	$1,273.00
November 24, 2025	29.25%	$1,292.50
February 23, 2026	31.20%	$1,312.00
May 26, 2026	33.15%	$1,331.50
August 24, 2026	35.10%	$1,351.00
November 23, 2026	37.05%	$1,370.50

If the closing value of the underlying is not greater than or equal to the initial underlying value on any interim valuation date, then the securities will not be automatically redeemed prior to maturity and you will not receive a premium following that valuation date.

Assumes the securities have not been automatically redeemed prior to maturity

Hypothetical Payment at Maturity per Security**

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity
100.00%	$1,390.00
75.00%	$1,390.00
39.00%	$1,390.00
25.00%	$1,390.00
0.00%	$1,390.00
-15.00%	$1,000.00
-30.00%	$1,000.00
-30.01%	$699.90
-50.00%	$500.00
-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. If the final underlying value is less than the final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the underlying has declined from the initial underlying value. • The securities offer downside exposure, but no upside exposure, to the underlying. • You will not receive dividends or have any other rights with respect to the underlying. • The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The EURO STOXX 50 ® Index is subject to risks associated with non - U.S. markets. • The performance of the EURO STOXX 50 ® Index will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.